EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties, Inc.’s ratios of earnings to combined fixed charges and preferred distributions for six months ended June 30, 2006 and the five years ended December 31, 2005 were as follows:

	Six Months Ended June 30, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend	$128,973	$304,324	$304,864	$288,475	$263,625	$231,056
Gains on sales of real estate and other assets	697,231	182,542	9,822	70,244	232,304	11,238
Amortization of interest capitalized	1,701	3,298	2,845	2,640	2,526	950
Distributions from unconsolidated joint ventures	3,848	7,179	6,663	8,412	8,692	2,735
Combined fixed charges and preferred distributions (see below)	163,110	340,589	334,082	342,244	316,835	306,709
Subtract:
Interest capitalized	(2,996)	(5,718)	(10,849)	(19,200)	(22,510)	(59,292)
Preferred distributions	(6,848)	(26,780)	(17,063)	(23,608)	(31,258)	(36,026)

Total earnings	$985,019	$805,434	$630,364	$669,207	$770,214	$457,370

Combined fixed charges and preferred distributions:
Interest expensed	$153,266	$308,091	$306,170	$299,436	$263,067	$211,391
Interest capitalized	2,996	5,718	10,849	19,200	22,510	59,292
Preferred distributions	6,848	26,780	17,063	23,608	31,258	36,026

Total combined fixed charges and preferred distributions	$163,110	$340,589	$334,082	$342,244	$316,835	$306,709

Ratio of earnings to combined fixed charges and preferred distributions	6.04	2.36	1.89	1.96	2.43	1.49

The ratio of earnings to combined fixed charges and preferred distributions was computed by dividing earnings by combined fixed charges and preferred distributions. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, discontinued operations, cumulative effect of a change in accounting principle and preferred dividend, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, and combined fixed charges and preferred distributions, minus interest capitalized and preferred distributions. Combined fixed charges and preferred distributions consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.